

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2011

Mr. Michael W. Clarke
President and Chief Executive Officer
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

Re: Access National Corporation
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A, filed April 15, 2009
Forms 10-Q for the quarterly periods ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 000-49929

Dear Mr. Clarke:

We have completed our review of your filings and do not have any further comments at
this time.

Sincerely,

Michael R. Clampitt
Senior Attorney